LEEWARD CAPITAL CORP.


03029923

DA

03 SEP 10 AM 7:21

Tel. (403) 265-4077
Fax (403) 265-6410

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE Date: September 2, 2003

SUPPL

Final Stages of Acquisition of a Major Gold Exploration Project in Myanmar

Leeward Capital Corp. (LWC) is pleased to announce that it is in the final stages of concluding an agreement for the Set Ga Done Block located in Shan State in the northern part of the Union of Myanmar. The property is accessible by road from Mandalay, which is located approximately 200 kilometres toward the south-southwest. The exploration block encompasses a total area of 700 square kilometres.

The available 75% interest in the block will be shared equally by Leeward Capital Corp. and Jet Gold Corp. (formerly In.Sync Industries Inc.) The agreement with the Department of Geological Survey and Mineral Exploration (DGSE) will grant the right to explore, develop, and ultimately mine precious and base metals from the property.

East Asia Gold Corporation previously explored this property. This exploration consisted of regional geochemical sampling, prospecting, geological mapping, trenching, and limited diamond drilling. The principle gold zone identified is Set Ga Done. This gold zone has been mapped for over 700 metres where it disappears beneath a limestone formation. This zone consists of a quartz stockwork system hosted by Mesozoic volcanics. Local miners have been exploiting gold from surface workings, and in recent years have engaged in limited underground mining.

Five holes have been drilled utilizing a Hydro Winkie drilling system; however, all but one of these holes were abandoned due to drilling problems before penetrating the entire mineralized zone at Sat Ga Done. The one hole partially penetrated the gold zone for 4.77 m assaying 9.80 g/t gold before entering an open stope (local miners) for an additional 2.44 m. Thus, the mineralized interval is interpreted to be approximately 7.21 m wide; however, the grade for the entire interval is unknown.

The Joint Venture plans to utilize a more powerful diamond drilling rig to overcome the previous problems by targeting the zone below the water table where small-scale miners cannot exploit this gold resource.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

9/10

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com e-mail: president@leewardcapital.com